UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: July 3, 2007

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: July 3, 2007	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

EXTERNAL NEWS RELEASE

07-19-TC

For Immediate Release:	July 3, 2007

TECK COMINCO MAKES FRIENDLY

C$41 PER SHARE OFFER FOR AUR RESOURCES

Highlights

•	Aur shareholders to receive C$30.75 in cash and 0.2187 of a Teck Cominco Class B share per Aur common share at full pro-ration;
•	Unanimously supported by Aur’s Board of Directors;
•

Acquisition of Aur will immediately add over 200 million pounds or 43% to Teck Cominco’s annual copper production and 136% to copper reserves and resources, and is expected to add 342 million pounds or 72% to annual copper production by 2010;

•	Offer represents a premium of 29% to the 20-day volume weighted average closing price and to the closing price of Aur shares as at June 29, 2007;
•	Transaction is expected to be immediately accretive to Teck Cominco’s earnings and cash flow per share.

Vancouver, BC -- Teck Cominco Limited [TSX:TCK.A and TCK.B, NYSE:TCK] and Aur Resources Inc. [TSX:AUR, SSE:AUR] announced today that Teck Cominco will make a C$4.1 billion cash and share offer to acquire all of the outstanding shares of Aur Resources. Aur shareholders will receive C$41.00 or 0.8749 of a Teck Class B subordinate voting share per Aur common share, subject to pro-ration. The maximum amount of cash to be paid by Teck Cominco is C$3.1 billion and the maximum number of Teck Cominco Class B shares to be issued is approximately 22 million shares. At full pro-ration, Aur shareholders would receive C$30.75 in cash and 0.2187 of a Teck Cominco Class B share per Aur common share. The offer represents a premium of 29% based on the 20-day volume weighted average closing prices of Teck Cominco Class B shares and Aur common shares on the Toronto Stock Exchange and 28% based on the closing prices of Teck Cominco Class B shares and Aur common shares on the Toronto Stock Exchange as at June 29, 2007.

TECK COMINCO LIMITED

200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9 -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com

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Teck Cominco President and Chief Executive Officer, Donald R. Lindsay said: “The acquisition of Aur Resources will immediately increase our cash flow and add substantially to our long term growth in copper production. We are pleased to re-establish our operating presence in Chile and believe that this transaction will create significant value for Teck Cominco shareholders.”

“The cash and share offer of $41 per Aur share made by Teck Cominco is an excellent offer which has been unanimously supported by an independent committee of and by our entire board of directors. The offer represents a substantial premium to Aur’s share price, with the share component providing our shareholders the opportunity to participate in the future growth prospects of Teck Cominco on a tax deferred basis” said Dr. Gill, President and Chief Executive Officer of Aur. “I cannot think of a buyer better suited to managing Aur’s assets going forward and I look forward to being a Teck Cominco shareholder for many years”.

The acquisition of Aur Resources will enhance Teck Cominco’s copper production and reserves:

•	Annual copper production will grow immediately by over 200 million pounds – an approximate 43% increase;
•	Annual copper production by 2010 is expected to increase by 342 million pounds, or 72% over 2007 pre-transaction level;
•	Copper reserves and resources will increase by 15 billion pounds or 136%, of which 8 billion pounds are in reserves

Dr. Norman B. Keevil, Teck Cominco’s Chairman, said: “This transaction is consistent with Teck’s continuing strategy of balance in building the company. It will add both current copper production and new copper operations under development, and the increase in our copper interests will help to balance our existing strength in zinc and coal”

Teck Cominco will finance the cash portion of the offer using its substantial cash resources. With the payment of today’s dividend, Teck Cominco has returned more than $1 billion to shareholders in 2007, through dividends and the repurchase of 13.1 million Class B shares for $577 million pursuant to a normal course issuer bid.

Mr. Lindsay said: “Our offer presents an attractive opportunity for Aur’s shareholders. They will receive a significant premium over the historical highest price for their shares while also benefiting from the opportunity to participate in a larger, broadly diversified company with a strong balance sheet, enhanced dividend yield and long term growth potential.”

Teck Cominco and Aur have entered into a support agreement which provides for, among other things, a non-solicitation covenant on the part of Aur, subject to customary “fiduciary out” provisions that entitle Aur to consider and accept a superior proposal, a right in favour of Teck Cominco to match any superior proposal and the payment to Teck Cominco of a termination payment of C$140 million if the acquisition is not completed as a result of the superior proposal.

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The Board of Directors of Aur, after consultation with its financial and legal advisors, has unanimously approved entering into the support agreement and recommends that Aur shareholders tender to Teck Cominco’s offer. CIBC World Markets Inc., acting as financial advisor to Aur, has provided an opinion that such offer is fair, from a financial point of view, to Aur shareholders. Aur’s legal advisors are Heenan Blaikie LLP.

Full details of the offer will be included in a formal offer and takeover bid circular to be mailed to Aur shareholders in accordance with applicable securities laws. Teck Cominco expects to mail the takeover bid documents to Aur shareholders on or before July 18. The offer will be open for acceptance for at least 35 days following the date of the mailing. The offer will be subject to the usual conditions including receipt of all necessary regulatory approvals, absence of material adverse changes and acceptance of the offer by Aur shareholders owning not less than 66?% of the Aur shares on a fully diluted basis. Once the 66?% acceptance level is met, Teck Cominco intends to take steps to acquire all the outstanding Aur shares. Teck Cominco intends to promptly make the necessary regulatory filings in respect of the offer with the appropriate authorities. Teck Cominco expects the offer to receive regulatory approval in the normal course. Teck Cominco’s financial advisors are Merrill Lynch Canada Inc. Its legal advisors are Lang Michener LLP in Canada and Paul, Weiss, Rifkind, Wharton & Garrison LLP in the United States.

Investor and Analyst Conference Call and Webcast

The investment community is invited to participate in a conference call and webcast regarding the offer as follows:

Tuesday, July 3, 2007, at 8:30 a.m. (EDT)

Toll Free (North America): 1-866-223-7781

Local/International: +416-641 6177

The live webcast can be accessed by visiting www.teckcominco.com and clicking on the event title under “Webcasts” or by accessing http://www.vcall.com. The conference call will be available for replay until Monday, July 31, 2007, by calling 1-800-408 3053 for North American callers and +416-695-5800 for international/local callers. Passcode: 3227886#.

An archival webcast of the presentation will be available via the Internet by visiting

www.teckcominco.com and clicking on the event title under “Webcasts”.

Important Notice

This press release may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Aur Resources Inc. Teck Cominco will prepare and file a Registration Statement (containing an offer to purchase and a share exchange takeover bid circular) with the United States Securities and Exchange Commission (“SEC”). Teck Cominco, if required, will file other documents regarding the proposed tender offer with the SEC.

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Investors and shareholders are urged to read the takeover bid circular, Registration Statement, and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the offer for Aur Resources shares. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco,

600-200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L9,

Attention: Corporate Secretary, by telephone to (604) 687-1117, or by e-mail to: info@teckcominco.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “is estimated”, “forecasts”,, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck Cominco or Aur Resources to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations concerning the future copper production and associated cash flow of Aur Resources and Teck Cominco, as well as with respect to their respective copper reserves and resources. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, commodity prices, interest rates, costs of construction and costs of production, production and productivity levels, market competition, and receipt of necessary approvals The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: business and economic conditions in the mining industry generally, the supply and demand for labour and other project inputs, prices for commodities to be produced, changes in commodity prices, changes in interest and currency exchange rates, inaccurate geological and engineering assumptions (including with respect to the tonnage, grade and recoverability of reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors as detailed from time to time in Teck Cominco’s reports filed with the SEC and Canadian securities administrators.

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Certain of these risks are described in more detail in the annual info+rmation form of Teck Cominco and in its public filings with the SEC and Canadian securities administrators. Teck Cominco does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Cominco

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and the New York Stock Exchange under the symbol TCK. Teck Cominco is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

About Aur Resources

Aur is a Canadian mining company headquartered in Toronto, Canada, the common shares of which are listed on the Toronto Stock Exchange and the Santiago Stock Exchange under the symbol “AUR”. Its principal mining assets consist of its 76.5% interest in the Quebrada Blanca copper mine in Chile, its 90% interest in the Andacollo copper mine and the Andacollo hypogene copper-gold deposit under development in Chile and its 100% interest in the Duck Pond copper-zinc mine in Newfoundland, Canada.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 685-3005

greg.waller@teckcominco.com

James W. Gill

President and Chief Executive Officer

Aur Resources Inc.

(416) 362-2614

jim_gill@aurresources.com

Peter McCarter

Executive Vice-President, Corporate Affairs and Secretary

Aur Resources Inc.

(416) 362-2614

peter_mccarter@aurresources.com